Infobird Co., Ltd
Room 12A06, Block A, Boya International Center

Building 2, No. 1 Courtyard, Lize Zhongyi Road

Chaoyang District, Beijing, China 100102

February 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention: Alexandra Barone and Joshua Shainess

Re:          Infobird Co., Ltd

Registration Statement on Form F-3

Filed December 23, 2022

File No. 333-268993

Dear Ms. Barone and Mr. Shainess:

On behalf of Infobird Co., Ltd (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in a letter dated January 6, 2023. For your convenience, we have set forth each of the Staff’s comments in bold, italic typeface followed by our responses. References to “we,” “us,” “our” and “Registrant” refer to the Company. All responses are those of the Trust and the Company only.

Registration Statement on Form F-3 filed December 23, 2022

Cover Page

1.             Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE:	The Company has revised the disclosure on the cover page of the prospectus to include summary disclosure regarding the cash transfers within the Company’s organization as well as to quantify the such transfers during the fiscal year ended December 31, 2022. The Company has also revised the disclosure to include (a) a cross reference directing investors to the section titled “Cash Transfers Within Our Organization” for further information, and (b) a cross reference to the principles of consolidation set forth in the notes to the Company’s Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019 located in Amendment 1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2022. Similar disclosure was also added to the section entitled “Cash and Asset Flows Through Our Organization.”

United States Securities and Exchange Commission

Attention: Alexandra Barone and Joshua Shainess
February 1, 2023

Summary, page 1

2.             We note the diagram of the company’s corporate structure on page 36; however, please provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Additionally, revise to ensure the diagram is fully legible.

RESPONSE:	The Company has updated disclosure in the prospectus summary and has revised the diagram of the Company’s corporate structure to ensure that it is fully legible.

3.             We note your discussion of how cash is transferred through your organization on page 82. In your prospectus summary, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE:	The Company has revised the prospectus summary to include a discussion of how cash is transferred through our organization and the potential limitations and restrictions on the Company’s ability to transfer cash across borders. The company has also quantified the amounts transferred in the last year: (a) between Infobird Cayman (the public parent) and its subsidiary, Infobird HK; (b) between Infobird HK and its subsidiary, Infobird WFOE; (c) from Inborid WFOE to the consolidated VIE; and (d) from the consolidated VIE to Infobird WFOE. In addition, the Company clarified that it has not declared any dividends to its U.S. investors and does not anticipate doing so in the foreseeable future.

United States Securities and Exchange Commission

Attention: Alexandra Barone and Joshua Shainess
February 1, 2023

4.             We note your disclosure on page 38 with respect to the permissions or approvals you need to operate your business in China. In both the prospectus summary and in your summary of risk factors, please revise to also discuss any permissions and approvals required to be obtained from Chinese authorities to offer securities to foreign investors. In the case of each of the permissions required to operate your business in China and to offer securities to foreign investors, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

RESPONSE:	The Company has revised the prospectus summary and summary of risk factors with respect to its conclusion, based on consultation with the Company’s PRC legal counsel, Beijing Kingdom Law Firm, that no permissions or approvals are required to be obtained from Chinese authorities at this time for the Company to offer its securities to foreign investors.

Summary of Risk Factors, page 39

5.            For each risk related to doing business in China, provide a specific cross-reference to the more detailed risk factor.

RESPONSE:	The Company has revised the summary of risk factors related to doing business in China to include specific cross-references to the more detailed risk factors.

* * *

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel, Marc E. Rivera, Esq., via email at marc.rivera@afslaw.com or via telephone at (202) 350-3643.

Very truly yours,

Infobird Co., Ltd
/s/ Cheuk Yee Li
Name:	Cheuk Yee Li
Title:	Chief Executive Officer
(Principal Executive Officer)